Delisting Determination,The Nasdaq Stock Market, LLC,
October 7, 2008, LCC International, Inc. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the Class A common stock of LCC International, Inc.
(the Company), effective at the opening of the trading session on October 17, 2008. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Marketplace Rule
4310(c)(14). The Company was notified of the Staffs determination on August 20, 2008.
The Company requested a review of the
Staffs determination before the Listing
Qualifications Hearings Panel, but withdrew its request for a hearing on September 29, 2008 and trading in the Companys securities was suspended on September 30, 2008. The Staffs Determination to delist the Company became final on September 30, 2008.